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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

 ................................................................................

                               A.O.G. CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. A.O.G. Corporation is a corporation organized in the state of Arkansas. A.O.G. Corporation has its principal place of business at 111 Center Street, Little Rock Arkansas 72201. A.O.G. Corporation is a holding company which owns one subsidiary, Arkansas Oklahoma Gas Corporation, a public utility conducting business in the states of Arkansas and Oklahoma with its principal place of business at 115 North 12th Street, Fort Smith, Arkansas 72901.

2. A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, provides natural gas distribution service to approximately 46,371 customers in Arkansas and 15,404 in Oklahoma, and also transports natural gas pursuant to Federal Energy Regulatory Commission approval. All sources of natural gas, primarily wellhead gas, are located in the states of Arkansas and Oklahoma. All transmission lines, producing fields and gas distribution facilities are located in the states of Arkansas and Oklahoma. A.O.G. Corporation nor its subsidiary own or operate any generating plants or gas manufacturing plants.

3. A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, operated as follows in calendar year 1999:

         a. Distributed 10,480,463 Mcf at 14.73 psig of natural gas at retail in the state of Arkansas, generating gross revenues of $41,716,155.

         b. Distributed 1,881,524 Mcf at 14.73 psig of natural gas at retail in the state of Oklahoma, generating gross revenues of $9,683,877.

         c.       Did not make any sales for resale.



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         d.       Purchased 6,930,769 Mcf at 14.73 psig of natural gas in
                  Arkansas at a cost of $22,265,949.

         e. Purchased 2,491,880 Mcf at 14.73 psig of natural gas in Oklahoma at a cost of $6,117,235.

4. A.O.G. Corporation does not hold any interest in an exempt wholesale generator (EWG) or a foreign utility company.

         Attached hereto and made a part hereof as Exhibit "A" is a consolidating statement of income and surplus and a consolidating balance sheet of the Claimant, A.O.G. Corporation and its public utility subsidiary, Arkansas Oklahoma Gas Corporation for 1999.

         Attached hereto and made a part hereof as Exhibit "B" is a financial data schedule reflecting total assets, total operating revenues and net income that are applicable to the registrant on a consolidated basis.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2000.

                                   A.O.G. CORPORATION

                                   By: /s/ Robert J. Mulson, Jr.
                                      ------------------------------------------
                                            Robert J. Mulson, Jr.
                                            Vice President

CORPORATE SEAL

Attest:
/s/ Michael J. Callan
------------------------
Michael J. Callan

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Michael J. Callan - Vice President, Legal
Arkansas Oklahoma Gas Corporation
P. O. Box 17004
Fort Smith, AR  72917



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                                                                       EXHIBIT A
                                                                     Page 1 of 2

                       A. O. G. CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                December 31, 1999
                             (Dollars in Thousands)
                                     ASSETS


Property, plant and equipment, at cost                                  $110,547
Less accumulated provisions for depreciation                              43,085

                Net property, plant and equipment                         67,462

Investments at cost                                                        1,325

Current assets:
   Cash and cash equivalents                                               3,909
   Temporary investments                                                       0
   Notes and accounts receivable, net                                     10,634
   Exchange gas receivable                                                   873
   Underground storage gas                                                     0
   Inventory of materials and supplies                                     1,518
   Prepaid expenses                                                        1,420
   Other                                                                       0
   Due from Parent Corporation                                                 0

                Total current assets                                      18,354

Other noncurrent assets:
   Deferred Expenses                                                         144

                TOTAL ASSETS                                              87,285

                         CAPITALIZATION AND LIABILITIES

Capitalization:
   Common stock                                                         $    273
   Additional paid-in capital                                                140
   Retained earnings                                                      38,620

                Total                                                     39,032

Long term debt                                                            25,039

                Total capitalization                                      64,071

Current Liabilities:
   Current portion of long-term debt                                           0
   Notes payable                                                           4,344
   Accounts payable                                                        4,606
   Customers' deposits                                                     1,156
   Accrued liabilities-                                                        0
      Taxes other than income                                              1,268
      Due to Parent Corporation                                                0
      Other                                                                  963
      Due to Subsidiary                                                        0

                Total current liabilities                                 12,338

Other noncurrent liabilities:

   Customer advances for construction                                        341
   Deferred income taxes                                                   9,489
   Deferred investment tax credit                                          1,046

                TOTAL CAPITALIZATION AND LIABILITIES                      87,285




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                                                                       EXHIBIT A
                                                                     Page 2 of 2

                       A. O. G. CORPORATION AND SUBSIDIARY

                        CONSOLIDATED STATEMENT OF INCOME
                              AND RETAINED EARNINGS
                        For Year Ended December 31, 1999
                             (Dollars in Thousands)


Operating income:
   Sales                                                                 $48,667
   Other                                                                   1,168

                                                                          49,835

Operating expenses:
   Gas purchased                                                          31,741
   Operating, general and administrative                                  10,955
   Maintenance                                                             1,110
   Depreciation and amortization                                           3,473
   Taxes other than income taxes                                           1,472
   Income taxes                                                             -372

                                                                          48,379

Operating Income                                                           1,456
Interest expense                                                           1,998

Utility Income                                                              -542

Other income (expense):
   Nonutility operating revenues                                             610
   Nonutility operating and maintenance expense                             -132
   Dividends and interest income                                             288
   Other                                                                    -467

Nonutility income                                                            299

Net Income                                                                  -243

Retained earnings, December 31, 1998                                      40,363

Dividends paid                                                            -1,500

Retained earnings, December 31, 1999                                      38,620




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                                                                       EXHIBIT B

                       A. O. G. CORPORATION AND SUBSIDIARY
                             (Dollars in Thousands)


ITEM NO.

1          Total Assets at December 31, 1999                            $87,285

2          Total Operating Revenues for year ended December 31, 1999    $49,835

3          Net Income for year ended December 31, 1999                    -$243
